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                              Filed by Commerce One, Inc. pursuant to Rule 425
                              under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: Commerce One, Inc. Commission File No: 000-26453

This filing contains the following documents:
A press release issued by Commerce One, Inc. on December 12, 2000.


COMMERCE ONE AND COVISINT REACH DEFINITIVE AGREEMENT

COMMERCE ONE SELECTED TO PROVIDE CORE PROCUREMENT TRANSACTION INFRASTRUCTURE SUPPORTING THE TRADE OF DIRECT AND INDIRECT GOODS FOR THE LEADING AUTOMOTIVE E-MARKETPLACE

Pease join Commerce One's Internet Webcast to hear Commerce One and Covisint executives discuss the recently announced agreement.

PLEASANTON, CALIF. - DECEMBER 12, 2000 - Commerce One, Inc. (NASDAQ: CMRC) has reached a definitive agreement to provide the core e-marketplace procurement infrastructure for Covisint, the automotive e-marketplace.

Covisint has licensed and is using Commerce One MarketSite(TM), the company's e-marketplace infrastructure solution, as the procurement transaction engine for the trading of all kinds of goods and services, including indirect and direct (planned) materials.

Covisint has licensed and is hosting the Enterprise Buyer(TM) Desktop Edition e-procurement application for use by participants in the e-marketplace. Covisint will also use Commerce One auction and catalog content solutions. Commerce One Global Services is providing Covisint with both strategic and technical consulting resources.

Commerce One has powered more than $1.5 billion to date in transactions for Covisint and its trading partners General Motors and Daimler Chrysler.

Under the terms of the agreement, Commerce One will receive consideration in keeping with its typical e-marketplace customer relationships, including cash compensation, a share of the e-marketplace revenue and an equity interest in Covisint. Commerce One is the only technology partner with revenue share in Covisint.

"We look forward to continuing our efforts with Covisint to deliver a global e-marketplace platform for the automotive industry," said Mark Hoffman, Chairman and CEO of Commerce One. "Covisint is an excellent example of Commerce One's business model and reflects our commitment to moving the world's business commerce onto the Web."

"Commerce One is a key partner in making Covisint a cornerstone for e-commerce in the automotive industry," said Rico Digirolamo, Covisint interim CEO. "Commerce One's technology and experience are a vital asset in our efforts, and we look forward to continuing our success together."

DETAILS OF THE DEFINITIVE AGREEMENT

Commerce One will be entitled to share in the revenues generated by the Covisint exchange for an anticipated ten-year term. Commerce One also received a two percent equity interest in Covisint. This equity interest will be held in escrow and released to Commerce One only upon the successful completion of its restructuring into a holding company as described below. Commerce One will also receive cash compensation for the consulting services that it will provide to Covisint.

In connection with the Covisint transactions, Commerce One will undergo a corporate restructuring into a



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holding company. Once the restructuring occurs, all of Commerce One's outstanding shares of common stock will automatically be converted into shares of the holding company common stock at a one-for-one conversion rate. As a result, Commerce One, Inc. will become a wholly owned subsidiary of the new holding company. The holding company will continue the business of Commerce One and will become the new "Commerce One."

Upon the signing of the Covisint agreements on Friday, December 8th, the Commerce One holding company issued 14.4 million shares of its common stock to Ford and 14.4 million shares of its common stock to GM. Half of each of Ford's and GM's shares will be held in escrow and will be released to Ford and GM in December 2002 upon the satisfaction of certain conditions under the Covisint agreement. Otherwise, the shares will not be released to these companies until June 2004.

All of the shares of stock issued to Ford and GM will be subject to transfer restrictions for three years and will be entitled to registration rights beginning after three years, subject in each case to limited exceptions. Ford and GM have also agreed to certain "standstill" restrictions that will limit their ability to acquire additional shares of Commerce One's outstanding stock.

The proposed corporate restructuring is subject to the approval of Commerce One's existing stockholders and is expected to take place in the spring or summer of 2001. In the event this approval is not obtained, the Covisint agreements will remain in place. Commerce One will in that case issue a total
28.8 million shares of its stock directly to Ford and GM in exchange for the
28.8 million shares of holding company stock currently held by them. In either event, these shares of Commerce One common stock will be subject to similar escrow, standstill and transfer provisions, and will be entitled to the same registration rights described above whether or not the corporate restructuring takes place.

Further information about the corporate restructuring will be available in documents to be provided to Commerce One's stockholders in the spring or summer of 2001. Commerce One's stockholders are encouraged to read these documents carefully because they will contain important information about the restructuring. Copies of these documents will be available on the SEC's website at www.sec.gov or at no charge from Commerce One's investor relations department at 4440 Rosewood Drive, Pleasanton, California 94588, (925) 520-6000.

ABOUT COVISINT

Covisint is an e-business exchange announced by DaimlerChrysler, Ford and General Motors, and joined by Renault/Nissan, to meet the needs of the automotive industry. Covisint will provide original equipment manufacturers
(OEMs) and suppliers the ability to drive costs from their respective supply chains and bring efficiencies to their business operations. Covisint's temporary headquarters are located in Southfield, Michigan. The organization expects to establish offices in Europe and Asia.

ABOUT COMMERCE ONE

Commerce One-Registered Trademark- (NASDAQ: CMRC) is the leader in global e-commerce solutions for business. Through its products and services, Commerce One creates access to worldwide markets, allowing anyone to buy from anyone, anytime, anywhere. The Global Trading Web(TM) is the world's largest business-to-business trading community. Composed of many open e-marketplaces, the Global Trading Web provides unprecedented economies of scale for buying organizations, suppliers, and service providers worldwide. Through its alliance with SAPMarkets, Commerce One enables enterprises and communities of all sizes and industries to efficiently conduct collaborative business on the Internet. Commerce One is located in Pleasanton, Calif., and can be reached by phone at
(800) 308-3838 or (925) 520-6000 or via the Internet at www.commerceone.com.

                                      # # #

FORWARD LOOKING STATEMENTS

This news release contains "forward-looking" statements that involve risks and uncertainties. These statements include statements about Covisint's marketplace, future market share, revenues, and overall success, Commerce One's share of Covisint's revenues and the duration of the revenue sharing, and the



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anticipated approval and timing of the corporate restructuring of Commerce One into a holding company. Actual results may differ materially depending on a variety of factors, including Covisint's successful development and implementation of its exchange, the success and timeliness of the implementation of the software necessary to operate the exchange, the integration of the exchange with the existing information systems of the exchange participants, unexpected operational difficulties, the extent to which the automakers and their suppliers utilize the exchange, Covisint's ability to attract executive management, competition from other existing or new business-to-business exchanges, and antitrust and other regulatory issues. In addition to the information set forth above, additional information regarding these factors and other factors are contained in Commerce One's SEC filings, including its Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 and its Annual Report on Form 10-K for the year ended 1999.

Copyright-C- 2000. Commerce One, Many Markets. One Source. Global Trading Web, Commerce One.net, BuySite, MarketSite, Global Trading Platform, Common Business Library, XML Development Kit, XML Commerce Connector, MarketSite Builder, and SupplyOrder are either trademarks or registered trademarks of Commerce One, Inc. Enterprise Buyer and MarketSet are trademarks of Commerce One, Inc and SAPMarkets. All other company, product, and brand names are trademarks of their respective owners.

MEDIA CONTACTS: COMMERCE ONE                  MEDIA CONTACTS: COVISINT
Katie O'Connell                               Thomas Hill
Commerce One Inc.                             Niehaus Ryan Wong
925-520-6094                                  248/926-6998
katie.oconnell@commerceone.com                thomas@nrwpr.com
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Caroline Hacker                               Shane Dolgin
The Horn Group                                Niehaus Ryan Wong
415-905-4016                                  650/827-7052
chacker@horngroup.com                         shane@nrwpr.com
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